May 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by RITA Medical Systems, Inc. (copy attached), which we understand will be filed with the U.S. Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of RITA’s Form 8-K report dated May 23, 2005. We agree with the statements concerning our Firm in such Form 8-K. However we made no comment whatsoever regarding the following matters: (i) the current status of material weaknesses in internal controls or any remedial actions taken by RITA with respect to such material weaknesses and (ii) whether RITA’s Audit Committee has begun the process of identifying and selecting a new independent registered public accounting firm.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Copy to:

Joseph DeVivo
President and Chief Executive Officer, Rita Medical Systems, Inc.